SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SENIOR NOTES DUE 2023

(Title of Class of Securities)

88339K AA0

(CUSIP Number of Class of Securities)

Brett Grimaud

General Counsel

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

(650) 808-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffrey R. Vetter

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton St.

Redwood City, California 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), with the Securities Exchange Commission on July 26, 2022. The Schedule TO relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 3.25% Convertible Senior Notes due 2023 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2022 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, as amended and supplemented.

The Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in the Amendment, the information contained in the Schedule TO remains unchanged. Only those items amended or supplemented are reported in this Amendment.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City Time, on August 23, 2022 (the “Expiration Time”). As of the Expiration Time, $230,000,000 in aggregate principal amount of the Convertible Notes, representing 100 % of the outstanding Convertible Notes, were validly tendered and not validly withdrawn pursuant to the Offer. The Company has accepted for purchase all of the Convertible Notes that were validly tendered and not validly withdrawn at or prior the Expiration Time. As previously announced, the purchase price per $1,000 principal amount of Convertible Notes validly tendered and accepted for purchase pursuant to the Offer was $1,000. The Company also paid all accrued and unpaid interest on such Convertible Notes from and including the last interest payment date of May 1, 2022 up to, but not including, the settlement date. The Company settled the Offer on August 25, 2022 and paid to the Holders aggregate consideration of approximately $232.4 million, including the Accrued Interest.

Item 12. Exhibit Index.

(a)(1)(i)*	Offer to Purchase dated July 26, 2022.
(a)(5)(i)*	Press Release dated July 26, 2022.
(b)	None.
(d)(1)	Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(2)	First Supplemental Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.
(d)(3)	Underwriting Agreement dated as of October 27, 2016, among Theravance Biopharma, Inc. and Leerink Partners LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference)
(d)(4)	Underwriting Agreement among Theravance Biopharma, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, as representatives of the several underwriters, dated February 11, 2020 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 13, 2020 and incorporated by reference)
(d)(5)	Registration Rights Agreement among Theravance Biopharma, Inc., GSK Finance (No. 3) plc and GlaxoSmithKline plc dated June 22, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020 and incorporated by reference).
(d)(6)	Sales Agreement between Theravance Biopharma, Inc. and Cowen and Company, LLC dated December 3, 2019 (filed as Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on December 3, 2019 and incorporated by reference).
(d)(7)	Theravance Biopharma, Inc. 2013 Equity Incentive Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(d)(8)	Theravance Biopharma, Inc. 2013 Employee Share Purchase Plan, as amended (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).
(g)	None.
(h)	None.
(107)*	Filing Fee Table

* Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2022

THERAVANCE BIOPHARMA, INC.

By:	/s/ Andrew ASA Hindman
Andrew ASA Hindman
CFO